Exhibit 21.1

SUBSIDIARIES OF EQUILLIUM, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Equillium AUS Pty Ltd.	Australia
Bioniz Therapeutics, Inc.	Delaware
Triumph Acquisition Sub, Inc.	Delaware
Equillium Acquisition Sub, Inc.	Delaware
Triumph Merger Sub, Inc.	Delaware